

May 7, 2021

Charles Arnold
Chief Executive Officer
Crosswind Renewable Energy Corp
20295 29th Place, #200
Aventura, Fla 33180

Re: Crosswind Renewable Energy Corp a/k/a Community Redevelopment Inc.
Amendment No. 2 to Form 10 filed April 26, 2021
File No. 000-26439

Dear Mr. Arnold:

We have reviewed your filing and have the following comments.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 2 to Form 10 filed April 26, 2021

Business of the Issuer,, page 1

1. We note your disclosure of Letters of Intent in the second paragraph. Please indicate, if true, that these letters are not binding contracts. As previously requested, please also provide us with copies of all Letters of Intent. We note that you have not provided the Letters relating to the Horton Group or the Jacksonville property. Finally, we note that an Exhibit you provided for a Joint Venture with the Horton Group is entitled "Proposed Joint Venture Agreement." Please advise us in this regard including the official position of Ronald Weiser with the Horton Group.

Overview, page 1

2. Please revise to summarize the chronological development of the business as was described in your response to comment 5 of our letter dated March 19, 2021. You may omit the portions of your response which describe knowledge and familiarity between present and past directors.

Report of the Independent Registered Public Accounting Firm, page F-1

3.   We note that the audit report covers the balance sheet as of December 31, 2020 and the related financial statements for the year then ended. Please amend your filing to include an audit report that covers the balance sheets as of December 31, 2020 and 2019 and the related financial statements for each of the two years then ended. Please refer to Rule 8-02 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction